

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 5, 2016

Anish Bhatnagar, M.D.
Chief Executive Officer
Capnia, Inc.
1235 Radio Road, Suite 110
Redwood City, CA 94065

> **Re: Capnia, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed July 12, 2016**
>   **File No. 333-212487**

Dear Dr. Bhatnagar:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   Given the nature and size of the transaction being registered, advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of shares being offered relative to the number of your currently outstanding shares held by non-affiliates;

- The relationship of each selling shareholder with the registrant. Address the extent of each selling shareholder's control over management decisions like the issuance of your securities as mentioned at the bottom of page 48, and provide an analysis of whether each selling shareholder is an affiliate of the registrant;

- All prior securities transactions between the issuer and each selling shareholder, any affiliates of each selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons);

- The number of securities previously held by each selling shareholder, and the length of time those securities were held;

- The nature and extent of any adjustments you have made to the purchase, exercise or conversion prices of securities held by each selling shareholder;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the registrant received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders or their affiliates in redemption of other securities, fees or other payments;

- The difference between (1) the market price of your common stock on the date the selling stockholders acquired the preferred stock and warrants and (2) the conversion and exercise prices of those securities;

- The purpose of including the Series A redemption as part of the Series B transaction;

- A comparison of the significant differences between the Series A and Series B preferred, including (1) any differences between the conversion price and the market price of your stock at the time you sold each series of preferred stock, and (2) the number of common shares underlying each series;

- A comparison of the dollar amount that the selling stockholders paid for the Series A preferred stock and the dollar amount that they will receive in redemption of that preferred stock; and

- Whether any of the selling shareholders is in the business of buying and selling securities.

2. Generally, it is inconsistent with Section 5 of the Securities Act to register securities for resale before the related unregistered issuance of those securities is complete. We note your disclosure in the last paragraph on page 48 that appears to indicate that selling shareholders have a right to purchase additional preferred stock while the underlying common stock appears to be included in this registration statement. We also note your reference to "other closing conditions" on the prospectus cover. Please provide us your analysis of how including all shares in the fee table to this registration statement was consistent with Section 5 of the Securities Act at the time you filed this registration statement. Also tell us (1) the status of all conditions to the second closing that have not yet been satisfied and (2) when the second closing will occur.

Information Incorporated by Reference, page 142

3. If you are eligible to incorporate by reference and elect to do so, please identify all documents required to be specifically incorporated by Form S-1 Item 12(a).

Undertakings, page II-7

4. Please provide all undertakings required by Regulation S-K Item 512, including Item 512(a)(6) and Item 512(b).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Elton Satusky, Esq.
        Wilson Sonsini Goodrich & Rosati